SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 1)

American Apparel, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
023850 100
(CUSIP Number)
Dov Charney American Apparel, Inc. 747 Warehouse Street Los Angeles, California 90021 (213) 488-0226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Jeffrey H. Cohen, Esq. David C. Eisman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 March 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.   023850 100

1.	Names of Reporting Persons. Dov Charney
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[___]
	(B)	[ X ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,113,065
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,113,065
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,113,065
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[_X_] (see Item 5)
13.	Percent of Class Represented by Amount in Row 11 53.7%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission on December 26, 2007 (the “Original Schedule 13D,” and together with Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Original Schedule 13D.  As used in the Schedule 13D, “Shares” shall mean the 37,258,065 shares of Common Stock acquired by the reporting person pursuant to the Acquisition Agreement, as reported in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

From March 19 to 20, 2009, the reporting person purchased 855,000 shares of Common Stock as more fully described in Item 5(c) of the Schedule 13D.  Of the shares of Common Stock purchased by the reporting person over such period, 395,000 were purchased with personal funds at a net investment cost (including fees and commissions) of approximately $1,202,621, and 460,000 shares were purchased with margin account borrowings at a net investment cost (including fees and commissions) of approximately $1,466,999.  The reporting person’s margin transactions are with Fidelity Investments, on such firm’s usual terms and conditions.  The shares of Common Stock held in the margin account are pledged as security for the repayment of the margin loans.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.

Item 4.         Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 3 of the Schedule 13D with respect to purchases of Common Stock with margin account borrowings and the information under Item 6 of the Schedule 13D under the subheadings “Voting Agreement” and “Investment Voting Agreement” are incorporated by reference into this Item 4.

Item 5.         Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

(a) and (b)      The reporting person directly beneficially owns 38,113,065 shares of Common Stock, representing approximately 53.7% of the outstanding shares of Common Stock based on the Issuer having 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion/Hollywood L.L.C., a Delaware limited liability company ("Lion/Hollywood"), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 54,113,065 shares of Common Stock, or 62.2%

of the Issuer’s total number of shares of Common Stock outstanding as of March 12, 2009 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item6)), for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion/Hollywood for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion/Hollywood for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of subsection (c) of such Item 5:

(c)           The following table sets forth the transactions in the Common Stock effected by the reporting person during the past 60 days:

Date	Type of Transaction	Type of Security	Number of Shares	Weighted Average Price Per Share

3/19/2009	Open Market Purchase	Common Stock	160,000	$2.845
3/20/2009	Open Market Purchase	Common Stock	695,000	$3.165

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Investment Voting Agreement

On March 13, 2009, the Issuer entered into a credit agreement among the Issuer, in its capacity as Borrower, certain subsidiaries of the Issuer, in their capacity as Facility Guarantors, Lion Capital LLP, in its capacity as administrative agent and collateral agent, Lion Capital (Guernsey) II Limited, a Guernsey limited company ("Lion"), as Initial Lender, and the other lenders from time to time party thereto (the “Lion Credit Agreement”), pursuant to which Lion and an affiliate thereof made term loans to the Issuer in an aggregate principal amount equal to $80 million (the “Lion Financing”).  In connection with the Lion Financing, among other things, (i) the Issuer issued to Lion a seven-year warrant (the “Lion Warrant”), which is exercisable at any time during its term, to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $2.00 per share, which exercise price is subject to adjustment under certain circumstances, (ii) the reporting person entered into an Investment Voting Agreement (the “Investment Voting Agreement”), dated March 13, 2009, with Lion, and (iii) the Issuer entered into an Investment Agreement (the “Investment Agreement”), dated March 13, 2009, with Lion.

Pursuant to the Investment Agreement, Lion has the right to designate up to two persons to the Issuer’s board of directors (the “Board”) and a board observer (or, if the Issuer increases its board size to 12, Lion has the right to designate up to three persons to the Board and no board observers), subject to maintaining certain minimum ownership thresholds of the Lion Warrant or shares of Common Stock issuable upon exercise of the Lion Warrant.  Pursuant to the Investment Voting Agreement, for so long as Lion has the right to designate any person or persons for nomination to the Board pursuant to the Investment Agreement, the reporting person has agreed to vote his shares of Common Stock in favor of

Lion’s designees, provided that the reporting person’s obligation to so vote terminates if he beneficially owns less than 6,000,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction).  In addition, pursuant to the Investment Voting Agreement, for so long as Lion has the right to designate any person or persons to the Board, Lion has agreed to vote its shares of Common Stock in favor of the reporting person and, during the term of the Voting Agreement, each other designee of the reporting person, provided that Lion’s obligation to so vote terminates if either (i) the reporting person beneficially owns less than 27,900,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction) or (ii) (A) the reporting person is no longer employed on a full-time basis by the Issuer or any subsidiary of the Issuer and (B) the reporting person is in material breach of the non-competition and non-solicitation covenants contained in the Acquisition Agreement, as extended by the Non-Competition Letter (as defined below).

On March 20, 2009, Lion transferred and assigned all of its right, title and interest in the loans under the Lion Credit Agreement and the Lion Warrant to Lion/Hollywood.  In connection with the transfer and assignment of the Lion Warrant by Lion to Lion/Hollywood, Lion/Hollywood was substituted for Lion as the party to the Investment Voting Agreement.

Lock-Up Extension

In connection with the Lion Financing, the reporting person also entered into a letter agreement, dated March 13, 2009 (the “Lock-Up Extension Letter”), with the Issuer and Lion to extend the Lock-Up Agreement.  The Lock-Up Extension Letter extends the restricted period under the Lock-Up Agreement from December 12, 2010 to December 31, 2013 (the “Extension Period”); provided that the Extension Period will terminate upon the earliest to occur of the following events (the “Trigger Events”): (i) (A) Lion and its affiliates beneficially own less than 4,000,000 shares of Common Stock issued or issuable upon exercise of the Lion Warrant, and (B) the loans made pursuant to the Lion Credit Agreement have been repaid in full, (ii) the reporting person’s employment is terminated by the Issuer “without cause” or (iii) the reporting person terminates his employment with the Issuer for “Good Reason” (the terms “without cause” and “Good Reason” having the respective meanings set forth in the Employment Agreement, dated as of December 12, 2007, as it may be hereafter amended, supplemented or modified from time to time, between the reporting person and the Issuer).  Notwithstanding the foregoing, during the Extension Period, in addition to any other transfers permitted prior to the Extension Period, the reporting person will have the right to transfer, in a single transaction or in multiple transactions from time to time, a number of shares of Common Stock otherwise subject to the Lock-Up Extension Letter not to exceed twenty-five percent (25%) of the total number of shares of Common Stock in which the reporting person has a legal or beneficial interest as of December 12, 2010.

In connection with the transfer and assignment of the Lion Warrant by Lion to Lion/Hollywood, Lion/Hollywood was substituted for Lion as the party to the Lock-Up Extension Letter.

Non-Competition and Non-Solicitation Extension

In connection with the Lion Financing, the reporting person also entered into a letter agreement, dated March 13, 2009 (the “Non-Competition Letter”), with the Issuer and Lion to extend, with respect to the reporting person only, the time period applicable to the non-competition and non-solicitation covenants contained in Section 5.27(a) of the Acquisition Agreement from December 12, 2011 to December 31, 2013, provided that such extension period will terminate upon the earliest to occur of the Trigger Events (described above).

In connection with the transfer and assignment of the Lion Warrant by Lion to Lion/Hollywood, Lion/Hollywood was substituted for Lion as the party to the Non-Competition Letter.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Investment Voting Agreement, the Lock-Up Extension Letter and the Noncompetition Letter which are filed herewith as Exhibits E, F and G, respectively, and are incorporated herein by this reference.

Release of Acquisition Agreement Escrowed Shares

Effective December 12, 2008, all of the Acquisition Agreement Escrowed Shares held by the Escrow Agent were released to the reporting person.

Delivery of Holdback Certificate

On January 20, 2009, the Issuer received a certificate issued pursuant to Section 116 of the Income Tax Act (Canada) in respect of the disposition of the shares of American Apparel Canada Retail Inc. and American Apparel Canada Wholesale Inc. in connection with the consummation of the transactions contemplated by the Acquisition Agreement.  As a result, the Issuer is in the process of releasing to the reporting person the 1,067,444 shares of Common Stock that were subject to the Holdback Certificate.

Item 7.         Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit E
Investment Voting Agreement, dated as of March 13, 2009, between Dov Charney and Lion Capital (Guernsey) II Limited (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)

Exhibit F
Letter Agreement Re: Extension of Lock-Up Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)

Exhibit G
Letter Agreement Re: Extension of Non-Competition and Non-Solicitation Covenants in Section 5.27(a) of the Merger Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

/s/ Dov Charney
Dov Charney

EXHIBIT INDEX

Exhibit	Description

Exhibit E
Investment Voting Agreement, dated as of March 13, 2009, between Dov Charney and Lion Capital (Guernsey) II Limited (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)

Exhibit F
Letter Agreement Re: Extension of Lock-Up Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)

Exhibit G
Letter Agreement Re: Extension of Non-Competition and Non-Solicitation Covenants in Section 5.27(a) of the Merger Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009)